

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 14, 2009

Ms. Kimberly D. Gant
CFO and Senior VP
Willdan Group, Inc.
2401 East Katella Ave., Suite 300
Anaheim, CA 92806

> **RE:** **Form 10-K for the fiscal year ended December 28, 2007**
> **Forms 10-Q for the periods ended March 28, 2008, June 27, 2008 and**
> **September 26, 2008**
> **File No. 1-33076**

Dear Ms. Gant:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief